UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No.  __)*


                       Overseas Shipholding Group, Inc.
                              (Name of Issuer)

                    Common stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  690368105
                                (CUSIP Number)

                            Mr. Scott B. Bernstein
                             Caxton Associates LP
                           731 Alexander Road, Bldg. 2
                              Princeton, NJ 08540
                               (212) 303-6571
                   (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  May 29, 2014
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690368105

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) |X|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
     WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
     British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
     0

 (8) Shared Voting Power:
     2,000,000

 (9) Sole Dispositive Power:
     0

 (10) Shared Dispositive Power:
      2,000,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
      2,000,000 (1)

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
      6.52% (2)

(1) Under the terms of the Equity Commitment Agreement (as defined in Item 4), Caxton International Limited has agreed, subject to the conditions set forth in such Agreement, to purchase up to an aggregate of 52,260,571 shares of Class A Common Stock (as defined in Item 4) of the Issuer (as defined in Item 1) and Warrants to purchase Class
    A Common Stock (together with the Class A Common Stock, the "ECA Securities"). Caxton International Limited's obligation to purchase the ECA Securities is subject to conditions outside of its control.
    As a result, the Reporting Persons disclaim any beneficial ownership of the ECA Securities.

(2) The calculation of the percentages shown herein are based on 30,672,406 shares of Common Stock (as defined in Item 1) of the Issuer outstanding as of May 5, 2014, as per the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2014.

 (14) Type of Reporting Person (See Instructions)
      CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Caxton Associates LP

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) |X|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
     AF

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|


 (6) Citizenship or Place of Organization
     State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
     0

 (8) Shared Voting Power:
     2,000,000


 (9) Sole Dispositive Power:
     0

 (10) Shared Dispositive Power:
      2,000,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,000,000 (3)

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
      6.52% (4)

 (14) Type of Reporting Person (See Instructions)
      PN, IA

(3) See Footnote 1.
(4) See Footnote 2.

 (1) Names of Reporting Persons.
     I.R.S. Identifiation Nos. of above persons (entities only).
     Canterbury Holdings (USA) LLC

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) |X|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
     AF

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|


 (6) Citizenship or Place of Organization
     State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
     0

 (8) Shared Voting Power:
     2,000,000


 (9) Sole Dispositive Power:
     0

 (10) Shared Dispositive Power:
      2,000,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
      2,000,000 (5)

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
      6.52% (6)

 (14) Type of Reporting Person (See Instructions).
      OO

(5) See Footnote 1.
(6) See Footnote 2.

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Canterbury Holdings Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) X

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
     AF

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
     Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
     0

 (8) Shared Voting Power:
     2,000,000


 (9) Sole Dispositive Power:
     0

 (10) Shared Dispositive Power:
      2,000,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
      2,000,000 (7)

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
      6.52% (8)

 (14) Type of Reporting Person (See Instructions).
      OO

(7) See Footnote 1.
(8) See Footnote 2.

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Law, Andrew E.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) |X|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
     AF

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|


 (6) Citizenship or Place of Organization
     United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
     0

 (8) Shared Voting Power:
     2,000,000

 (9) Sole Dispositive Power:
     0

 (10) Shared Dispositive Power:
      2,000,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
      2,000,000 (9)

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
      6.52% (10)

 (14) Type of Reporting Person (See Instructions).
      IN

(9) See Footnote 1.
(10) See Footnote 2.

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Agnes III, Peter W.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) |X|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
     AF

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
	 	?

 (6) Citizenship or Place of Organization
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
     0

 (8) Shared Voting Power:
     2,000,000

 (9) Sole Dispositive Power:
     0

 (10) Shared Dispositive Power:
      2,000,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,000,000 (11)

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11)
      6.52% (12)

 (14) Type of Reporting Person (See Instructions)
      IN

(11) See Footnote 1.
(12) See Footnote 2.


Item 1. Security and Issuer
     This Statement relates to the shares of common stock, par value $1.00 per share ("Common Stock"), of Overseas Shipholding Group, Inc., a Delaware corporation ('Issuer"). The principal executive office of the Issuer is located at 1301 Avenue of the Americas, New York, NY 10019.

Item 2. Identity and Background
(a)  This Statement on Schedule 13D is being filed by:
     (a) Caxton International Limited, a corporation organized under the laws of the British Virgin Islands ("Caxton International");
     (b) Caxton Associates LP, a limited liability partnership formed under the laws of the State of Delaware ("Caxton");
     (c) Canterbury Holdings (USA) LLC, a limited liability company formed under the laws of the State of Delaware ("Canterbury USA");
     (d) Canterbury Holdings Limited, a company formed under the laws of Guernsey ("Canterbury Guernsey");
     (e) Andrew E. Law, an individual who is a citizen of the
     United Kingdom ("Law"); and
     (f) Peter W. Agnes III, an individual who is a citizen of the United States of America ('Agnes").

(b)
     (a) The address of Caxton International is Maple Corporate
     Services (BVI) Ltd. Kingston Chambers, P.O. Box 173, Road Town,
     Tortola, B.V.I.
     (b) The address of Caxton is 731 Alexander Road, Bldg. 2, Princeton,
     NJ 08540.
     (c) The address of Canterbury USA is 500 Park Avenue, New York,
     NY 10022.
     (d) The address of Canterbury Guernsey is Trust Corporation of the Channel Islands Limited Roseneath, The Grange, St. Peter Port, Guernsey.
     (e) The address of Law is c/o Caxton Associates LP, Attention Scott
     B. Bernstein, General Counsel, 731 Alexander Road, Bldg. 2,
     Princeton, NJ 08540.
     (f) The address of Agnes is c/o Caxton Associates LP, Attention Scott B. Bernstein, General Counsel, 731 Alexander Road, Bldg. 2, Princeton,
     NJ 08540.

(c)
    (a) Caxton International is engaging in trading and investing in international currency, financial and commodity interests and securities, as well as other investments.
    (b) Caxton is a New York-based trading and investment firm.
    (c) Canterbury USA is the general partner of Caxton.
    (d) Canterbury Guernsey is the sole member of Canterbury USA.
    (e) Law is the Chairman and Chief Executive Officer of Caxton and the sole shareholder of Canterbury Guernsey.
    (f) Agnes is a partner and portfolio manager of Caxton.

(d) None of Caxton International, Caxton, Canterbury USA, Canterbury Guernsey, Law or Agnes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of Caxton International, Caxton, Canterbury USA, Canterbury Guernsey, Law or Agnes has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)
    (a) Caxton International is a British Virgin Islands-based company.
    (b) Caxton is a limited liability partnership formed under the laws of the State of Delaware.
    (c) Canterbury USA is a limited liability company formed under the laws of the State of Delaware.
    (d) Canterbury Guernsey is a company formed under the laws of Guernsey.
    (e) Law is a citizen of the United Kingdom.
    (f)	Agnes is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Caxton International expended an aggregate amount, excluding commissions, if any, of $13,089,510 in a series of transactions, since
     December 19, 2013, to purchase 2,000,000 shares of the Issuer's
     Common Stock. The purchase price for such acquired Common Stock was paid out of Caxton International's working capital. In addition, as more fully described in Item 4 hereof, Caxton International has entered into the Equity Commitment Agreement and Registration Rights Agreement (as defined below).

Item 4. Purpose of Transaction

     The Reporting Parties acquired the 2,000,000 shares of Common Stock in the belief that the shares are an attractive investment and were under-valued. In addition to the Reporting Parties' acquisition of such shares of Common Stock, Caxton International entered into the Equity Commitment Agreement and Registration Rights Agreement with the
     Issuer, each as described below.

     Equity Commitment Agreement

     The Issuer entered into an Equity Commitment Agreement, dated as of May 2, 2014, as amended by Amendment Number 1 thereto, dated as of May 20, 2014, and as further amended by Amendment Number 2 thereto, dated as of May 23, 2014 (as so amended, the "Equity Commitment Agreement"), with Caxton International and each of the other respective Commitment Parties named therein (each a "Commitment Party"). The Issuer entered into the Equity Commitment Agreement with each Commitment Party, severally, in connection with its proposed recapitalization, under which the Issuer has announced its intention to distribute to each holder of record of its Common Stock as of June 6, 2014 (the "Record Date"), rights (the "Rights") to purchase shares of its Common Stock to then be known as Class A Common Stock, par value $.01 per share (the "Class A Common Stock") and/or warrants exercisable for shares of such Class A Common Stock (the "Warrants").
     As a result of the Rights offering and the other transactions contemplated by the Equity Commitment Agreement, it is expected that the Issuer will have outstanding shares of Class A Common Stock and Warrants, and a limited number of shares of its class B common stock and warrants exercisable for shares of such class B common stock, collectively aggregating to approximately 528 million.

     Under the Equity Commitment Agreement, the Issuer has agreed to issue and sell and each respective Commitment Party, severally and not jointly, has agreed to purchase the number of shares of the Issuer's Class A Common Stock and/or Warrants as set forth in the Equity Commitment Agreement,
     subject to the      conditions set forth therein.
     Specifically, Caxton International has agreed
     under the Equity Commitment Agreement that it will exercise the Rights distributed to it in respect of shares of Common Stock it owns of record as of the Record Date (such obligation, the
     "Rights Commitment").   Pursuant to its Rights Commitment,
     Caxton International is obligated to purchase 24,000,000 shares of Class A Common Stock and/or Warrants. Further, under the Equity Commitment Agreement, Caxton International is obligated (the "Backstop Commitment") to purchase a portion of the Class A Common Stock and/or Warrants that the non-Commitment
     Party stockholders fail to purchase by not exercising their Rights in accordance with the terms of the Issuer's Rights offering. Assuming none of the Rights are exercised by the non-Commitment Party stockholders of record as of the Record Date, Caxton International will be obligated to purchase a further 16,004,196 shares of Class A Common Stock and/or Warrants in respect of its Backstop Commitment.
     In addition, Caxton International also has agreed under the Equity Commitment Agreement to purchase
     (the "Holdback Commitment") 11,025,556 shares of Class A Common
     Stock and/or Warrants, which are referred to in the Equity
     Commitment Agreement as the "Holdback Securities".

     The Issuer has further agreed to issue to each of the Commitment Parties a number of shares of its Class A Common Stock and/or Warrants
     (the "Premium Securities") as set forth in the Equity Commitment Agreement in consideration for each such party's participation under the Equity Commitment Agreement. The Issuer has agreed to issue 1,230,818 Premium Securities to Caxton International.

     Caxton International's purchase obligations in respect of its Rights Commitment, Backstop Commitment and Holdback Commitment, and its acquisition of Premium Securities, are all subject to conditions outside of the control of Caxton International. Accordingly, Caxton International and the other Reporting Persons disclaim any beneficial ownership of the Issuer's Class A Common Stock to be purchased or otherwise acquired pursuant to the Equity Commitment Agreement, or which underlies any such Warrants.

     Registration Rights Agreement

     The Issuer entered into a Registration Rights Agreement, dated as of May 2, 2014, as amended by Amendment Number 1 thereto, dated as of May 23, 2014 (as so amended, the "Registration Rights Agreement"), with Caxton International and each of the other respective Commitment Parties. Under the Registration Rights Agreement, the Issuer has agreed to file with the U.S. Securities and Exchange Commission a resale shelf registration statement for the resale by each respective Commitment Party of the Issuer's Class A Common Stock and/or
     Warrants purchased by it pursuant to the Equity Commitment Agreement, including resales in an underwritten offering. Resales pursuant to such registration statement are subject to the requirements and conditions set forth in the Registration Rights Agreement.

                --------------------------------------------------

     On May 2, 2014, the Issuer filed with the Bankruptcy Court a motion to approve the Equity Commitment Agreement, which motion attached a copy of the executed Equity Commitment Agreement (the "Motion"). In turn, a disclosure statement describing the Equity Commitment Agreement (the "Disclosure Statement") attached a copy of the Registration Rights Agreement. On May 20, 2014, the Issuer and each of the Commitment Parties entered into an amendment to the Equity Commitment Agreement.
     On May 26, 2014, the Issuer and each of the Commitment Parties entered into a second amendment, dated as of May 23, 2014, to the Equity Commitment Agreement and an amendment to the Registration Rights Agreement. On May 27, 2014, the United States
     Bankruptcy Court for the District of Delaware approved the Disclosure Statement and the Equity Commitment Agreement.

     The foregoing summaries of the Equity Commitment Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements and amendments thereto, which are available electronically on the internet website of the Issuer's claims agent Kurtzman Carson Consultants, LLC, at http://www.kccllc.net/osg. Information set forth on the foregoing web site or filed with the Bankruptcy Court shall not be deemed to be part of or incorporated by reference into this Schedule 13D.

                 --------------------------------------------------

     The Reporting Parties from time to time may enter into discussions with directors of the Issuer, one or more of management, other shareholders or investors, or third parties in connection with the Reporting Parties' investment in the Issuer as well as involving the Issuer's business, strategies and other matters related to the Issuer. These discussions may include reviewing options or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including, among others, changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer or any of its affiliates, or any strategic transaction or similar opportunities.
     The Reporting Parties may also explore increasing their ownership position in the Issuer or any of its affiliates through an acquisition of stock or other investments from other stockholders or otherwise.

     The Reporting Parties intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board and/or management, price levels of the Issuer's (or that of any of its affiliates) common stock and/or other instruments, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional common stock and/or other equity, debt, notes, other securities, or derivatives or other instruments that are based upon or relate to the value of the common stock of the Issuer and/or any of its affiliates (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of
     Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
     (a) Caxton International beneficially owns 2,000,000 shares of the Issuer's Common Stock, representing approximately 6.52% of the 30,672,406 shares of Common Stock of the Issuer outstanding as of May 5, 2014.
     (b) Caxton is the trading advisor to Caxton International and as such has voting and dispositive power with respect to Caxton International and could, as a result, be deemed to beneficially own 2,000,000 shares of the Issuer's Common Stock, representing approximately 6.52% of the 30,672,406 shares of Common Stock of the Issuer outstanding as of May 5, 2014.
     (c) Canterbury USA is the general partner of Caxton and as such could be deemed to beneficially own 2,000,000 shares of the Issuer's Common Stock owned by Caxton International, representing approximately 6.52% of the 30,672,406 shares of Common Stock of the Issuer outstanding as of May 5, 2014.
     (d) Canterbury Guernsey is the sole member of Canterbury USA and as such could be deemed to beneficially own 2,000,000 shares of the Issuer's Common Stock owned by Caxton International, representing approximately 6.52% of the 30,672,406 shares of Common Stock of the Issuer outstanding as of May 5, 2014.
     (e) Law is the Chairman and Chief Executive Officer of Caxton and the sole shareholder of Canterbury Guernsey and as such could be deemed to beneficially own 2,000,000 shares of the Issuer's Common Stock owned by Caxton International, representing approximately 6.52% of the 30,672,406 shares of Common Stock of the Issuer outstanding as of May 5, 2014.
     (f) Agnes is a partner and portfolio manager of Caxton and as such could be deemed to beneficially own 2,000,000 shares of the Issuer's
     Common Stock owned by Caxton International, representing approximately 6.52% of the 30,672,406 shares of Common Stock of the Issuer outstanding as of May 5, 2014.

     The calculation of the applicable percentages shown herein is based on the 30,672,406 shares of Common Stock of the Issuer outstanding as of May 5, 2014, as per the Issuer's Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 12, 2014.

(b)
     (a) Number of shares as to which Caxton International has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote		2,000,000
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:	2,000,000
     (b) Number of shares as to which Caxton has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote		2,000,000
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:	2,000,000
     (c) Number of shares as to which Canterbury USA has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote		2,000,000
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:	2,000,000
     (d) Number of shares as to which Canterbury Guernsey has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote		2,000,000
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:	2,000,000
     (e) Number of shares as to which Law has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote		2,000,000
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:	2,000,000
     (f) Number of shares as to which Agnes has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote		2,000,000
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:	2,000,000

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission on the part of Caxton, Canterbury USA, Canterbury Guernsey, Law or Agnes that such person is the beneficial owner of the Issuer's Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Caxton International purchased 750,000 shares of Common Stock of the Issuer in open market transactions during the last 60 days as follows:
     650,000 shares on May 29, 2014 at an average price of $6.69, excluding commissions; and 100,000 shares on June 3, 2014 at an average price of $6.845, excluding commissions.

(d) Caxton International has the right to receive dividends from, and the proceeds from the sale of, the Issuer's Common Stock referred to in this
     Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

     Except as set forth herein, including in Item 4, of this Schedule 13D, to the best knowledge of the Reporting Parties, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Parties or between the Reporting Parties and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     (1) Agreement of Joint Filing pursuant to 13(d)-1(k).


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Caxton International Limited


Date: 6/9/2014					By:  /s/ Joseph Kelly
						Joseph Kelly
						Vice President & Treasurer




Date: 6/9/2014					By:  /s/ Maxwell Quin
						Maxwell Quin
						Vice President & Secretary


						Caxton Associates LP


Date: 6/9/2014					By:  /s/ Matthew Wade
						Matthew Wade
						Partner


						Canterbury Holdings (USA) LLC



Date: 6/9/2014					By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Secretary


						Canterbury Holdings Limited



Date: 6/9/2014					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law, as sole director,
						as attorney-in-fact



						Andrew E. Law



Date: 6/9/2014 					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law,
						as attorney in fact


						Peter W. Agnes III


Date: 6/9/2014					By:  /s/ Peter W. Agnes III
						Peter W. Agnes III






INDEX TO EXHIBITS

Exhibit Number			Description of Exhibits
1.				Agreement of Joint Filing pursuant to 13(d)-1(k).





EXHIBIT 1
					AGREEMENT
				JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Overseas Shipholding Group, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

							Caxton International Limited


							By:  /s/ Joseph Kelly
							Joseph Kelly
							Vice President & Treasurer
							Date: June 9, 2014



							By:  /s/ Maxwell Quin
							Maxwell Quin
							Vice President & Secretary
							Date: June 9, 2014


							Caxton Associates LP


							By:  /s/ Matthew Wade
							Matthew Wade
							Partner
							Date: June 9, 2014



							Canterbury Holdings (USA) LLC


							By:  /s/ Scott B. Bernstein
							Scott B. Bernstein
							Secretary
							Date: June 9, 2014


							Canterbury Holdings Limited



							By:  /s/ Ajay Mehra
							Ajay Mehra on behalf of
							Andrew E. Law,
							as sole director,
							as attorney-in-fact
							Date: June 9, 2014


							Andrew E. Law



							By:  /s/ Ajay Mehra
							Ajay Mehra on behalf of
							Andrew E. Law,
							as attorney in fact
							Date: June 9, 2014

							Peter W. Agnes III

							By:  /s/ Peter W. Agnes III
       							Peter W. Agnes III
       							Date: June 9, 2014